

Mail Stop 7010

July 19, 2006

By U.S. Mail and Facsimile

Mr. Kent A. McKee
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re: Mueller Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended April 1, 2006**
> **File No. 001-06770**

Dear Mr. McKee:

We have reviewed your filings and have the following comments. We have limited our review to your disclosures related to your employee benefits and industry segments and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 9 – Employee Benefits, page F-36

1. In future filings, please disclose the target allocation percentages or range of percentages for each major category of your pension fund asset investments as required by paragraph 5d(2) of SFAS 132(R), *Employers' Disclosures about Pensions and Other Postretirement Benefits*.

Note 15 – Industry Segments, page F-48

2. We understand that your various operating segments are aggregated into your two reportable segments, Plumbing & Refrigeration and Original Equipment Manufacturers. Please demonstrate to us how you determined the aggregation of your operating segments complies with the requirements of paragraph 17 of SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*, including similar economic characteristics for each period presented.

3. In future filings, please revise your disclosure to include a reconciliation of your segment profit or loss to your consolidated income from continuing operations before taxes as required by paragraph 32b of SFAS 131. This comment also applies to your Form 10-Q for the fiscal quarter ended April 1, 2006.

4. In future filings, please disclose the enterprise-wide disclosures indicated in paragraph 37 of SFAS 131. If providing this information is impracticable, please disclose this fact in your future filings.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief